UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): June 14, 2019 (June 13, 2019)

HISTOGENICS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36751	04-3522315
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, Massachusetts 02210

(781) 547-7900

(Addresses, including zip code, and telephone numbers, including area code, of principal executive offices)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01	HSGX	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement.

Merger Agreement Amendment

On June 13, 2019, Histogenics Corporation (the “Company” or “Histogenics”), Restore Merger Sub, Inc. (“Merger Sub”) and Ocugen, Inc. (“Ocugen”) entered into Consent and Amendment No. 1 to that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) made and entered as of April 5, 2019, by and among the Company, Merger Sub and Ocugen (the “Amendment”), whereby the Merger Agreement has been amended, among other items, as follows: (i) the definition of “Exchange Ratio” was amended and restated in its entirety to be 28.7650, (ii) covenants were added restricting the issuance of any securities by both Histogenics and Ocugen until the Effective Time (as defined in the Merger Agreement) of the merger contemplated by the Merger Agreement (the “Merger”), (iii) the entering into of that certain Asset Purchase Agreement between the Company and Medavate Corp. dated May 8, 2019 was added as a condition of the Company to close the Merger, (iv) the dates for delivery of Ocugen’s financial statements and filing of the Form S-4 were amended to June 17, 2019, and (v) the reference to “July 31, 2019” in Section 9.1(b) of the Merger Agreement, pertaining to the “End Date” by which the transactions contemplated by the Merger Agreement shall have been consummated was amended and restated to read “September 30, 2019.” Under the Exchange Ratio set forth in the Merger Agreement, as amended by the Amendment, the former Ocugen equity holders immediately before the Merger are expected to own approximately 83% of the outstanding capital stock of the Company, and the stockholders of Histogenics immediately before the Merger are expected to own approximately 17% of the outstanding capital stock of the Company (each before the Financing described below).

Additionally, Ocugen agreed to pay the Company (a) $100,000 (less any earnest money payments made prior to June 13, 2019 and acknowledged by the parties as such) on the date of entering into the Amendment; (b) $30,000 on June 17, 2019; (c) $200,000 on July 15, 2019; (d) $200,000 on August 15, 2019; (e) $100,000 on September 16, 2019; and (f) $100,000 on September 30, 2019; provided that if the Effective Time has occurred prior to the respective dates set forth in (c), (d), (e) or (f), such payment would no longer be payable on such date. In the event the Registration Statement (as defined in the Merger Agreement) is not filed with the Securities and Exchange Commission by 10:00 p.m. Eastern time on June 14, 2019 or any subsequent day thereafter, then Ocugen shall pay to the Company, no later than 9 a.m. Eastern time the following day, an amount equal to $30,000. In the event a payment in the immediately preceding sentence is due on a weekend or bank holiday in New York City, then such payment shall be made on the next business day. If any payments required by the Amendment are not made when due, then the Company shall have the right to terminate the Merger Agreement, as amended by the Amendment, at any time thereafter in accordance with the provisions of Section 9.1(i) of the Merger Agreement without the need for any cure period or other condition otherwise required or contemplated by Section 9.1(i) of the Merger Agreement or otherwise.

Securities Purchase Agreement

On June 13, 2019, Ocugen and Histogenics entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors (the “Investors”) pursuant to which, among other things, (i) Ocugen agreed to sell to the Investors an aggregate of 4,574,272 shares of Ocugen common stock (the “Initial Shares”) and deposit an additional 4,574,272 shares of Ocugen common stock into escrow for the benefit of the Investors if 80% of the volume-weighted average trading price of a share of Histogenics common stock on Nasdaq for the first three trading days immediately following the closing date of such financing is lower than the price paid by the Investors for the Initial Shares (the “Additional Shares” and together with the Initial Shares the “Ocugen Financing Shares”), and (ii) Histogenics agreed to issue warrants representing the right to acquire an amount of Histogenics common stock up to the amount issuable in exchange for 200% of the Ocugen Financing Shares upon consummation of the Merger, as further described below (the “Series A Warrants”), additional warrants to purchase shares of Histogenics common stock, as further described below (the “Series B Warrants”), and additional Series C warrants to purchase 50 million shares of Histogenics common stock (which number shall not be adjusted as a result of the reverse stock split contemplated to occur prior to the closing of the Merger), as further described below (the “Series C Warrants” together with the Series A Warrants and the Series B Warrants, the “Investor Warrants” and, together with the Ocugen Financing Shares, the “Purchased Securities”), and the Investors agreed to purchase the Purchased Securities, for an aggregate purchase price of approximately $25.0 million (subject to setoff for amounts outstanding of approximately $2.4 million under certain senior secured notes previously issued to certain of the Investors by Ocugen) (the “Purchase Price”) (such transactions, the “Pre-Merger Financing”).

Upon the consummation of the Merger, each Initial Share will automatically be converted into the right to receive a number of shares of Histogenics common stock equal to the exchange ratio (the “Converted Initial Shares”). Further, upon consummation of the Merger, each Additional Share placed into escrow will automatically be converted into the right to receive a number of shares of Histogenics common stock equal to the exchange ratio (the “Converted Additional Shares”). The number of Converted Additional Shares issuable pursuant to the Securities Purchase Agreement will be determined by subtracting (i) the aggregate number of shares of Histogenics common stock issued in exchange for the Initial Shares (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits and similar events) from (ii) the quotient determined by dividing (a) the aggregate Purchase Price by (b) 80% of the sum of the volume-weighted average prices of a share of Histogenics common stock on Nasdaq for the first three trading days immediately following the closing date of the Pre-Merger Financing, divided by three. Notwithstanding the foregoing, no Converted Additional Shares will be issued to Investors to the extent such issuance would result in such Investor, together with its affiliates and any other person whose beneficial ownership of Histogenics common stock would be aggregated with such Investor for purposes of Section 13(d) of the Exchange Act, beneficially owning in excess of 4.99% or 9.99% of the outstanding Histogenics common stock (including the shares of common stock issuable upon such exercise), as such percentage ownership is determined in accordance with the terms of the Securities Purchase Agreement. In the event that Histogenics fails to timely deliver any of the Converted Initial Shares or Converted Additional Shares then Histogenics shall be obligated to pay the affected Investor on each day while such failure is continuing an amount equal to 2.0% of the market value of the undelivered shares determined using any trading price of Histogenics common stock selected by the holder while the failure is continuing and if an affected Investor purchases shares of Histogenics common stock in connection with such failure (“Buy-In Shares”), then Histogenics must, at such Investor’s discretion, reimburse such Investor for the cost of such Buy-In Shares or deliver the owed shares and reimburse the Investor for the difference between the price such Investor paid for the Buy-In Shares and the market price of such shares, measured at any time of such Investor’s choosing while the delivery failure was continuing. Any Converted Additional Shares not issuable to the Investors will be returned to Histogenics as treasury shares.

Pursuant to the Securities Purchase Agreement, at any time during the period commencing from the six month anniversary of the closing date of the Pre-Merger Financing and ending at such time that all of the shares of Histogenics common stock issued or issuable in the Pre-Merger Financing, if a registration statement is not available for the resale of such shares, may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), if Histogenics (i) shall fail for any reason to satisfy the requirements of Rule 144(c)(1) under the Securities Act, including, without limitation, the failure to satisfy the current public information requirements under Rule 144(c) under the Securities Act or (ii) has ever been an issuer described in Rule 144(i)(1)(i) under the Securities Act or becomes such an issuer in the future, and Histogenics shall fail to satisfy any condition set forth in Rule 144(i)(2) under the Securities Act (each, a “Public Information Failure”), then Histogenics shall pay to each holder of Purchased Securities an amount in cash equal to 2.0% of such holder’s pro rata portion of the Purchase Price on the day of such Public Information Failure and on every thirtieth day thereafter until the earlier of (i) the date such Public Information Failure is cured and (ii) such time that such Public Information Failure no longer prevents a holder of Purchased Securities from selling such Purchased Securities pursuant to Rule 144 under the Securities Act without any restrictions or limitations.

The Securities Purchase Agreement contains customary representations and warranties of Ocugen, Histogenics and the Investors. Each Investor’s obligation to purchase the Purchased Securities pursuant to the Securities Purchase Agreement is subject to the satisfaction or waiver of certain conditions, including:

•

Ocugen and Histogenics executing and delivering each other document required to be delivered under the Securities Purchase Agreement, including a registration rights agreement providing certain registration rights to the Investors (the “Registration Rights Agreement”), one or more escrow agreements with respect to the Additional Shares (each, an “Escrow Agreement”) and lock-up agreements executed by certain holders of Ocugen common stock;

•	the representations and warranties made by Ocugen and Histogenics being true and correct as of the date when made and as of the closing date of the Pre-Merger Financing;

•	receiving closing legal opinions;

•	receiving an acknowledged copy of the irrevocable transfer agent instructions delivered to Histogenics’ transfer agent;

•

Histogenics obtaining any and all stockholder approvals required by Nasdaq with respect to the issuances of the Converted Additional Shares and the Investor Warrants and the shares of Histogenics common stock upon exercise thereof without giving effect to any limitation on exercise contained therein;

•	receiving a certificate evidencing the formation and good standing of Ocugen and Histogenics;

•	the satisfaction or waiver of each of the conditions precedent to the closing of the Merger contained in the Merger Agreement; and

•

Histogenics having effected the Histogenics Reverse Stock Split with respect to the Histogenics common stock such that the volume-weighted average price of a share of Histogenics common stock as of the trading day immediately preceding the closing of the Pre-Merger financing shall be no less than $10.00 per share on an adjusted basis giving effect to the Histogenics Reverse Stock Split.

Ocugen’s obligation to sell the Ocugen Financing Shares and Histogenics’ obligation to issue the Series A Warrants, the Series B Warrants and the Series C Warrants to each Investor pursuant to the Securities Purchase Agreement is subject to the satisfaction or waiver of certain conditions, including:

•

such Investor executing and delivering each other document required to be delivered under the Securities Purchase Agreement, including the Registration Rights Agreement and such Investor’s Escrow Agreement; and

•	such Investor delivering to Ocugen its pro rata portion of the Purchase Price;

•	the representations and warranties made by such Investor being true and correct as of the date when made and as of the closing date of the Pre-Merger Financing;

•

such Investor having performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Securities Purchase Agreement to be performed, satisfied or complied with by such Investor at or prior to the closing of the Pre-Merger Financing; and

•	the satisfaction or waiver of each of the conditions precedent to the closing of the Merger contained in the Merger Agreement.

The representations and warranties contained in the Securities Purchase Agreement will survive the closing of the Pre-Merger Financing.

The Securities Purchase Agreement restricts Histogenics from filing a registration statement or any amendment or supplement thereto, causing any registration statement to be declared effective by the SEC, or granting any registration rights, in each case subject to certain limited exceptions, until the date that is 30 days after the earlier of (i) such time as all of the shares of Histogenics common stock issued or issuable in the Pre-Merger Financing may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), (ii) the one year anniversary of the closing date of the Pre-Merger Financing, and (iii) the date that the first registration statement registering for resale shares of Histogenics common stock issued or issuable in the Pre-Merger Financing has been declared effective by the SEC; provided, that clause (iii) shall only apply if there are no shares held by the Investors left unregistered due to a limitation on the maximum number of shares of Histogenics common stock permitted to be registered by the staff of the SEC pursuant to Rule 415 under the Securities Act (the earliest of (i), (ii) and (iii), the “Trigger Date”).

Pursuant to the Securities Purchase Agreement, until the Trigger Date, subject to certain exceptions, neither Ocugen nor Histogenics may (i) offer, sell, grant any option to purchase, or otherwise dispose of any of its or its subsidiaries’ debt, equity or equity equivalent securities, including any debt, preferred stock or other instrument or security that is convertible into or exchangeable or exercisable for Ocugen common stock, Histogenics common stock or equivalent securities, including any rights, warrants or options to subscribe for or purchase Ocugen common stock or Histogenics common stock or convertible into or exchangeable or exercisable for Ocugen common stock or Histogenics common stock at a price which varies or may vary with the market price of the Ocugen common stock or Histogenics common stock, including by way of one or more reset(s) to any fixed price (any such offer, sale, grant, disposition or announcement being referred to as a “Subsequent Placement”), (ii) enter into, or effect a transaction under, any agreement, including, but not limited to, an equity line of credit or “at-the-market” offering, whereby Ocugen or Histogenics may issue securities at a future determined price, or (iii) be party to any solicitations, negotiations or discussions with regard to the foregoing.

Additionally, so long as any Warrants remain outstanding, Ocugen, Histogenics and each of their subsidiaries shall be prohibited from effecting or entering into an agreement to effect any Subsequent Placement involving a transaction in which Ocugen, Histogenics or any of their subsidiaries (i) issues or sells any stock or securities convertible into or exercisable or exchangeable for Ocugen common stock or Histogenics common stock (“Convertible Securities”) either (a) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of Ocugen common stock or Histogenics common stock at any time after the initial issuance of such Convertible Securities, or (b) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Convertible Securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of Ocugen or Histogenics or the market for Ocugen common stock or Histogenics common stock, other than pursuant to a customary “weighted average” anti-dilution provision or (ii) enters into any agreement (including, without limitation, an equity line of credit or an “at-the-market” offering) whereby Ocugen, Histogenics or any of their subsidiaries may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights).

The Securities Purchase Agreement may be amended only by an instrument in writing signed by Ocugen, Histogenics and the holders of at least a majority of the aggregate amount of Purchased Securities issued and issuable pursuant to the Securities Purchase Agreement, the Series A Warrants, the Series B Warrants and the Series C Warrants. No provision of the Securities Purchase Agreement may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

Upon written notice by the non-breaching party, the Securities Purchase Agreement may be terminated and the sale and purchase of the Purchased Securities abandoned if the closing of the Pre-Merger Financing has not occurred on or before September 30, 2019 due to any party’s failure to satisfy the conditions to closing.

Series A Warrants

The Series A Warrants will have an initial exercise price equal to 125% of the lesser of the aggregate Purchase Price divided by the sum of (i) the number of Converted Initial Shares and (ii) the number of Converted Additional Shares without giving effect to any limitation on delivery pursuant to Section 1(c)(iv) of the Securities Purchase Agreement, will be immediately exercisable and will have a term of 60 months from the date of issuance. The Series A Warrants will be exercisable for an amount of Histogenics common stock up to the amount issuable upon consummation of the Merger in exchange for 200% of the Ocugen Financing Shares purchased by the holder.

The Series A Warrants will provide that, following the issuance of the Series A Warrants, if Histogenics issues or sells, enters into a definitive, bind agreement pursuant to which Histogenics is required to issue or sell or is deemed, pursuant to the Provisions of the Series A Warrants, to have issued or sold, any shares of Histogenics common stock for a price per share lower than the exercise price then in effect (a “Dilutive Issuance”), subject to certain limited exceptions, then (i) the exercise price of the Series A Warrants shall be reduced to such lower price per share and (ii) the number of shares issuable upon exercise of the Series A Warrants shall be increased to the number of shares of Histogenics common stock determined by multiplying (a) the exercise price in effect immediately prior to such Dilutive Issuance by (b) the number of shares of Histogenics issuable upon exercise of the Series A Warrants immediately prior to such Dilutive Issuance (without giving effect to any limitation on exercise contained therein), and dividing the product thereof by the exercise price resulting from such Dilutive Issuance. If Histogenics issues or sells, or is deemed to have issued or sold any shares of Histogenics common stock for a price per share lower than the exercise price then in effect after the first three years following the issuance of the Series A Warrants, subject to certain limited exceptions, then the exercise price of the Series A Warrants shall be reduced to an amount equal to the product of (i) the exercise price then in effect and (ii) the quotient determined by dividing (a) the sum of (x) the product derived by multiplying the exercise price then in effect and the number of shares of Histogenics common stock outstanding immediately prior to the new issuance plus (y) the consideration received by Histogenics for the new issuance, by (b) the product derived by multiplying (x) the exercise price then in effect by (y) the number of shares of Histogenics common stock outstanding immediately after the new issuance. In addition, the exercise price and the number of shares of Histogenics common stock issuable upon exercise of the Series A Warrants will also be subject to adjustment in connection with stock splits, dividends or distributions or other similar transactions.

Pursuant to the Series A Warrants, Histogenics will agree not to enter into, allow or be party to certain fundamental transactions, generally including any merger with or into another entity, sale of all or substantially all of Histogenics’ assets, tender offer or exchange offer, or reclassification of Histogenics common stock (a “Fundamental Transaction”) until the 45th trading day immediately following the earlier to occur of (i) the first date on which the holders can sell all the shares issuable upon exercise of the Series A Warrants, the Series B Warrants and the Series C Warrants without restriction or limitation pursuant to Rule 144 under the Securities Act and without the requirement to be in compliance with Rule 144(c)(1) and (ii) the one year anniversary of the closing date of the Pre-Merger Financing (the “Reservation Date”). Thereafter, Histogenics will agree not to enter into or be party to a Fundamental Transaction unless the successor entity in such transaction assumes in writing all of the obligations of Histogenics under the Series A Warrants and the other Financing documents, upon which the Series A Warrants shall become exercisable for shares of Histogenics common stock, shares of the common stock of the successor entity or the consideration that would have been issuable to the holders had they exercised the Series A Warrants prior to such Fundamental Transaction, at the holders’ election. Additionally, if the Successor Entity is a publicly traded corporation, the holders may elect to receive an equivalent security of the Successor Entity, in exchange for the Series A Warrants. Any security issuable or potentially issuable to the holder pursuant to the terms of the Series A Warrants on the consummation of a Fundamental Transaction must be registered and freely tradable by the holder without any restriction or limitation or the requirement to be subject to any holding period pursuant to any applicable securities laws.

Additionally, at the request of a holder delivered before the 90th day after the consummation of a Fundamental Transaction, Histogenics or the successor entity must purchase such holder’s warrant for the value calculated using the Black-Scholes option pricing model as of the day immediately following the public announcement of the applicable Fundamental Transaction, or, if the Fundamental Transaction is not publicly announced, the date the Fundamental Transaction is consummated.

The Series A Warrants will also contain a “cashless exercise” feature that allows the holders to exercise the Series A Warrants without making a cash payment in the event that there is no effective registration statement registering the shares issuable upon exercise of the Series A Warrants. The Series A Warrants will be subject to a blocker provision which restricts the exercise of the Series A Warrants if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% or 9.99% of the outstanding common stock of Histogenics (including the shares of common stock issuable upon such exercise), as such percentage ownership is determined in accordance with the terms of the Series A Warrants.

If Histogenics fails to issue to a holder of Series A Warrants the number of shares of Histogenics common stock to which such holder is entitled upon such holder’s exercise of the Series A Warrants, then Histogenics shall be obligated to pay the holder on each day while such failure is continuing an amount equal to 2.0% of the market value of the undelivered shares determined using a trading price of Histogenics common stock selected by the holder while the failure is continuing and if the holder purchases shares of Histogenics common stock in connection with such failure (“Series A Buy-In Shares”), then Histogenics must, at the holder’s discretion, reimburse the holder for the cost of such Series A Buy-In Shares or deliver the owed shares and reimburse the holder for the difference between the price such holder paid for the Series A Buy-In Shares and the market price of such shares, measured at any time of the holder’s choosing while the delivery failure was continuing.

Further, the Series A Warrants will provide that, in the event that Histogenics does not have sufficient authorized shares to deliver in satisfaction of an exercise of a Series A Warrant, then unless the holder elects to void such attempted exercise, the holder may require Histogenics to pay an amount equal to the product of (i) the number of shares that Histogenics is unable to deliver and (ii) the highest volume-weighted average price of a share of Histogenics common stock as quoted on Nasdaq during the period beginning on the date of such attempted exercise and ending on the date that Histogenics makes the applicable payment.

Series B Warrants

The Series B Warrants will have an exercise price per share of $0.01, will be immediately exercisable and will expire on the day following the later to occur of (i) the Reservation Date, and (ii) the date on which the Series B Warrants have been exercised in full (without giving effect to any limitation on exercise contained therein) and no shares remain issuable thereunder. The Series B Warrants will be initially exercisable for an amount of Histogenics common stock equal to the number (if positive) obtained by subtracting (i) the sum of (a) the number of Converted Initial Shares and (b) the number of Converted Additional Shares delivered or deliverable to the holder pursuant to the Securities Purchase Agreement, from (ii) the quotient determined by dividing (a) the pro rata portion of the Purchase Price paid by such holder by (b) 80% of the sum of the volume-weighted average prices of a share of Histogenics common stock on Nasdaq for the first three trading days immediately following the closing date of the Pre-Merger Financing, divided by three.

Additionally, every ninth trading day up to and including the 45th trading day (each, a “Reset Date”) following (i) each date on which a registration statement registering any registrable securities for resale by a holder of Purchased Securities is declared effective and/or is available for use, (ii) if there is no effective registration statement that is available for use registering all of the shares issuable upon exercise of the Series A Warrants, the Series B Warrants and the Series C Warrants, the earlier to occur of (a) the first date on which the holders can sell all the shares issuable upon exercise of the Series A Warrants, the Series B Warrants and the Series C Warrants without restriction or limitation pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and (b) the six month anniversary of the closing date of the Pre-Merger Financing (such earlier date, the “Six Month Reset Date”) and (iii) in the event of a Public Information Failure at any time following the Six Month Reset Date, then the earlier to occur of (a) the date the Public Information Failure is cured and no longer prevents the holder from selling all of the shares issuable upon exercise of the Series A Warrants, the Series B Warrants and the Series C Warrants pursuant to Rule 144 without restriction or limitation, (b) the first date on which the holders can sell all the shares issuable upon exercise of the Series A Warrants, the Series B Warrants and the Series C Warrants without restriction or limitation pursuant to Rule 144 under the Securities Act and without the requirement to be in compliance with Rule 144(c)(1), and (c) the one year anniversary of the closing date of the Pre-Merger Financing (such 45 trading day period, the “Reset Period” and each such 45th trading day after (i), (ii), or (iii), the “End Reset Date”), the number of shares issuable upon exercise of the Series B Warrants shall be increased to the number (if positive) obtained by subtracting (i) the sum of (a) the number of Converted Initial Shares and (b) the number of Converted Additional Shares delivered or deliverable to the holder pursuant to the Securities Purchase Agreement, from (ii) the quotient determined by dividing (a) the pro rata portion of the Purchase Price paid by such holder, by (b) the greater of (y) 80% of the arithmetic average of the two lowest dollar volume-weighted average prices of a share of Histogenics common stock on Nasdaq during the applicable Reset Period immediately preceding the applicable Reset Date to date and (z) $1.00 (which amount shall not be adjusted for reverse stock splits or other similar events).

Pursuant to the Series B Warrants, Histogenics will also agree not to enter into, allow or be party to a Fundamental Transaction until the Reservation Date. Thereafter, Histogenics will agree not to enter into or be party to a Fundamental Transaction unless the successor entity in such transaction assumes in writing all of the obligations of Histogenics under the Series B Warrants and the other Financing documents, upon which the Series B Warrants shall become exercisable for shares of Histogenics common stock, shares of the common stock of the successor entity or the consideration that would have been issuable to the holders had they exercised the Series B Warrants prior to such Fundamental

Transaction, at the holders’ election. Additionally, if the Successor Entity is a publicly traded corporation, the holders may elect to receive an equivalent security of the Successor Entity, in exchange for the Series B Warrants. Any security issuable or potentially issuable to the holder pursuant to the terms of the Series B Warrants on the consummation of a Fundamental Transaction must be registered and freely tradable by the holder without any restriction or limitation or the requirement to be subject to any holding period pursuant to any applicable securities laws.

The Series B Warrants will also contain a “cashless exercise” feature that allows the holders to exercise the Series B Warrants without making a cash payment. The Series B Warrants will be subject to a blocker provision which restricts the exercise of the Series B Warrants if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of Histogenics common stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% or 9.99% of the outstanding common stock of Histogenics (including the shares of common stock issuable upon such exercise), as such percentage ownership is determined in accordance with the terms of the Series B Warrants.

If Histogenics fails to issue to a holder of Series B Warrants the number of shares of Histogenics common stock to which such holder is entitled upon such holder’s exercise of the Series B Warrants, then Histogenics shall be obligated to pay the holder on each day while such failure is continuing an amount equal to 2% of the market value of the undelivered shares determined using any trading price of Histogenics common stock selected by the holder while the failure is continuing and if the holder purchases shares of Histogenics common stock in connection with such failure (“Series B Buy-In Shares”), then Histogenics must, at the holder’s discretion, reimburse the holder for the cost of such Series B Buy-In Shares or deliver the owed shares and reimburse the holder for the difference between the price such holder paid for the Series B Buy-In Shares and the market price of such shares, measured at any time of the holder’s choosing while the delivery failure was continuing.

Further, in the event that Histogenics does not have sufficient authorized shares to deliver in satisfaction of an exercise of a Series B Warrant, then unless the holder elects to void such attempted exercise, the holder may require Histogenics to pay an amount equal to the product of (i) the number of shares that Histogenics is unable to deliver and (ii) the highest volume-weighted average price of a share of Histogenics common stock as quoted on Nasdaq during the period beginning on the date of such attempted exercise and ending on the date that Histogenics makes the applicable payment.

Series C Warrants

The Series C Warrants will be exercisable for up to 50 million shares of Histogenics common stock and will have an exercise price equal to 125% of the aggregate Purchase Price divided by the sum of (i) the number of Converted Initial Shares and (ii) the number of Converted Additional Shares without giving effect to any limitation on delivery pursuant to Section 1(c)(iv) of the Securities Purchase Agreement, will be immediately exercisable and will expire upon the later of (i) 12 months from the date of issuance and (ii) the 45th trading day immediately following the earlier to occur of (ii) the date the holder can sell all shares issuable upon exercise of the Series A Warrants, the Series B Warrants and the Series C Warrants pursuant to Rule 144 without restriction or limitation and without the requirement to be in compliance with Rule 144(c)(1), provided that if such date falls on a day other than a business day or on which trading does not take place on Nasdaq (a “Holiday”), the next day that is not a Holiday (the “Series C Expiration Date”).

If the volume-weighted average trading price of a share of Histogenics common stock on Nasdaq is less than or equal to $1.20 per share (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, reverse stock splits and similar events) on any five trading days following the date of issuance and prior to the Series C Expiration Date, the holder may, in lieu of making any cash payment in connection with the exercise of the Series C Warrants, elect to receive a number of shares of Histogenics common stock equal to the number of Series C Warrants. The number of shares issuable upon exercise and the exercise price of the Series C Warrants shall not be adjusted by the reverse stock split of Histogenics common stock contemplated to occur prior to the Merger.

Pursuant to the Series C Warrants, Histogenics will also agree not to enter into, allow or be party to a Fundamental Transaction until the Reservation Date. Thereafter, Histogenics agreed not to enter into or be party to a Fundamental Transaction unless the successor entity in such transaction assumes in writing all of the obligations of Histogenics under the Series C Warrants and the other Financing documents, upon which the Series C Warrants shall become exercisable for shares of Histogenics common stock, shares of the common stock of the successor entity or the consideration that would have been issuable to the holders had they exercised the Series C Warrants prior to such Fundamental Transaction, at the holders’ election. Additionally, if the Successor Entity is a publicly traded corporation, the holders may elect to receive an equivalent security of the Successor Entity, in exchange for the Series C Warrants. Any security issuable or potentially issuable to the holder pursuant to the terms of the Series B Warrants on the consummation of a Fundamental Transaction must be registered and freely tradable by the holder without any restriction or limitation or the requirement to be subject to any holding period pursuant to any applicable securities laws.

The Series C Warrants will also contain a “cashless exercise” feature that allows the holders to exercise the Series C Warrants without making a cash payment. The Series C Warrants will be subject to a blocker provision which restricts the exercise of the Series C Warrants if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of Histogenics common stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% or 9.99% of the outstanding common stock of Histogenics (including the shares of common stock issuable upon such exercise), as such percentage ownership is determined in accordance with the terms of the Series B Warrants.

If Histogenics fails to issue to a holder of Series C Warrants the number of shares of Histogenics common stock to which such holder is entitled upon such holder’s exercise of the Series C Warrants, then Histogenics shall be obligated to pay the holder on each day while such failure is continuing an amount equal to 2.0% of the market value of the undelivered shares determined using any trading price of Histogenics common stock selected by the holder while the failure is continuing and if the holder purchases shares of Histogenics common stock in connection with such failure (“Series C Buy-In Shares”), then Histogenics must, at the holder’s discretion, reimburse the holder for the cost of such Series C Buy-In Shares or deliver the owed shares and reimburse the holder for the difference between the price such holder paid for the Series C Buy-In Shares and the market price of such shares, measured at any time of the holder’s choosing while the delivery failure was continuing.

Further, in the event that Histogenics does not have sufficient authorized shares to deliver in satisfaction of an exercise of a Series C Warrant, then unless the holder elects to void such attempted exercise, the holder may require Histogenics to pay an amount equal to the product of (i) the number of shares that Histogenics is unable to deliver and (ii) the highest volume-weighted average price of a share of Histogenics common stock as quoted on Nasdaq during the period beginning on the date of such attempted exercise and ending on the date that Histogenics makes the applicable payment.

Registration Rights Agreement

In connection with the Pre-Merger Financing, Histogenics entered into the Registration Rights Agreement with the Investors. Pursuant to the Registration Rights Agreement, Histogenics is required to file an initial resale registration statement with respect to shares of Histogenics capital stock (the “Registrable Securities”), held by or issuable to the Investors, within 10 days of the closing of the Pre-Merger Financing. Additionally, Histogenics is required to file additional resale registration statements with respect to the Registrable Securities within 30 days of each End Reset Date, to the extent that such Registrable Securities are not already registered for resale on a prior registration statement. Histogenics will be required to use commercially reasonable efforts to maintain the effectiveness of these registration statements until the Registrable Securities covered by these registration statements have been disposed of or are no longer Registrable Securities.

If Histogenics fails to file and obtain and maintain effectiveness of the resale registration statements required under the Registration Rights Agreement or fails, subject to limited grace periods, to maintain the effectiveness of the resale registration statements, then Histogenics shall be obligated to pay to each affected holder of Registrable Securities an amount equal to 2.0% of the aggregate Purchase Price of such Investor’s Registrable Securities whether or not included in such registration statement on each of the day of such failure and on every thirtieth day thereafter (pro-rated for periods of less than 30 days) until the date such failure is cured.

These registration rights granted under the Registration Rights Agreement are subject to certain conditions and limitations, including Histogenics’ right to delay or withdraw a registration statement under certain circumstances. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions.

Financing Lock-Up Agreements

In connection with the Pre-Merger Financing, Histogenics and Ocugen will enter into lock-up agreements with each officer, director or other person that will be subject to Section 16 of the Exchange Act, with respect to Histogenics immediately following the consummation of the Merger, and each holder of greater than 3% of Ocugen common stock (excluding shares of Ocugen common stock issuable pursuant to the Securities Purchase Agreement) immediately prior to the consummation of the Merger (the “Financing Lock-Up Parties”), pursuant to which each of the Financing Lock-Up Parties will agree that until the date that is 30 calendar days after the Trigger Date, subject to certain customary exceptions, such Financing Lock-Up Party will not and will cause its affiliates not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of or lend, directly or indirectly, any shares of Histogenics common stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive Histogenics common stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Financing Lock-Up Party’s shares of Histogenics common stock or such other securities, in cash or otherwise, (iii) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Histogenics common stock or such other securities, in cash or otherwise, (iv) grant any proxies or powers of attorney with respect to any shares of Histogenics common stock or such other securities, deposit any shares of Histogenics common stock or such other securities into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any shares of Histogenics common stock or such other securities, or (v) publicly disclose the intention to do any of the foregoing.

Transaction Documents

The representations, warranties and covenants contained in the Securities Purchase Agreement were made solely for the benefit of the parties to the Securities Purchase Agreement and Chardan acting as exclusive placement agent. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Securities Purchase Agreement and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Accordingly, the Securities Purchase Agreement is filed with this report only to provide investors with information regarding the terms of transaction, and not to provide investors with any other factual information regarding the Company. Stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Securities Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The Amendment, the Securities Purchase Agreement, the form of Lock-Up Agreement, the form of Series A/B Warrants, the form of Series C Warrant and the Registration Rights Agreement are filed as Exhibits 2.1, 10.1, 10.2, 4.1, 4.2 and 4.3, respectively, to this Current Report on Form 8-K. The foregoing summaries of the terms of these documents are subject to, and qualified in their entirety by, such documents, which are incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1*	Consent and Amendment No. 1 to Agreement and Plan of Merger, dated June 13, 2019, by and among Histogenics Corporation, Restore Merger Sub, Inc. and Ocugen, Inc.

4.1	Form of Series A/B Warrants.

4.2	Form of Series C Warrant.

4.3	Registration Rights Agreement, dated as of June 13, 2019, by and among Histogenics Corporation and certain investors named therein.

10.1	Securities Purchase Agreement, dated as of June 13, 2019, by and among Histogenics Corporation, Ocugen, Inc. and certain investors named therein.

10.2	Form of Lock-Up Agreement.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, Histogenics and Ocugen intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. Investors and security holders of Histogenics and Ocugen are urged to read these materials when they become available because they will contain important information about Histogenics, Ocugen and the proposed Merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Histogenics with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Histogenics by directing a written request to: Histogenics Corporation, c/o Gunderson Dettmer, One Marina Park Drive, Suite 900, Boston, MA 02210, Attention: HSGX Secretary. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Histogenics and its directors and executive officers and Ocugen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Histogenics in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed Merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Histogenics is also included in Histogenics’ Annual Report on Form 10-K for the year ended December 31, 2018. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Secretary of Histogenics at the address described above.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based upon Histogenics’ current expectations. Forward-looking statements involve risks and uncertainties, and include, but are not limited to, statements about the structure, timing and completion of the proposed Merger, Financing and sale of the Assets; expectations regarding Nasdaq’s delisting and hearing processes’ Histogenics’ prospects to regain compliance with Nasdaq’s continuing listing standards and remain listed on The Nasdaq Capital Market; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company, including potential dilution resulting from the Financing or any future debt or equity financings; the expected executive officers and directors of the combined company; the combined company’s expected cash position at the closing of the proposed Merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Ocugen having sufficient resources to advance its pipeline; the expected charges and related cash expenditures that Histogenics expects to incur; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Histogenics and Ocugen to consummate the proposed Merger or the Financing; (iii) risks related to Histogenics ability to manage its operating expenses and its expenses associated with the proposed Merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of the Financing, Histogenics stockholders and Ocugen stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Histogenics common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger the Financing; (ix) the uncertainties associated with the clinical development and regulatory approval of Ocugen’s product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger or the Financing, including with respect to future financial and operating results; and (xiv) risks related to unanticipated charges not currently contemplated that may occur as a result of Histogenics’ prior workforce reductions, including that the workforce reduction charges, costs and expenditures may be greater than currently anticipated. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section entitled “Risk Factors” in Histogenics’ Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, each as filed with the SEC, and in other filings that Histogenics makes and will make with the SEC in connection with the proposed Merger, including the proxy statement/prospectus/information statement described above under “Additional Information about the Proposed Merger and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Histogenics expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2019	HISTOGENICS CORPORATION

	By:	/s/ Adam Gridley
Adam Gridley
President